CoConnect, Inc.

7430 S. Creek Road, Suite 102

Sandy, UT 84093

(801) 243-7948

November 3, 2006

Room 4561

Patrick Gilmore, Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

CoConnect, Inc.

Item 4.01 Form 8-K

Filed April 25, 2006

File No.  000-26533

Dear Mr. Gilmore:

Enclosed is the Amended Form 8-K/A regarding the change of our accountant.  The changes are either made in response to staff comments.  The paragraph numbers below correspond to the numbered comments in your May 17, 2006 letter of comment.

Form 8-K filed April 25, 2006

1.

Revise the Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed, as required by Item 304(a)(1)(i) of Regulation S-K.  It is not sufficient to state that the former auditors were “ceasing their services.”

Response:

Item 4.01(a) has been revised to state that our former accountant resigned.

2.

We note in your Form 8-K that Chisholm Bierwolf & Nilson, LLC’s (CBN) resigned as a result of a disagreement on the accounting treatment of certain assets and liabilities between you and Heritage Communications, Inc. (Heritage).   Please tell us:

1)

what period the disagreement relates to,

2)

the nature of the disagreement including the company’s position and the former accountant’s position at the time of the disagreement,

3)

the amounts involved,

4)

why the disagreement could not be resolved,

Richard Ferguson

CoConnect, Inc.

November 3, 2006

5)

how and by whom any amounts were determined,

6)

your relationship with Heritage, and

7)

whether or not you restated (or intend to restate) any prior period for any adjustment, and if not, why.

Response:

Each if the questions identified above have been addressed in Item 4.01(e).

With respect to the disagreement with the former accountants, revise the Form 8-K to provide all the information required by Item 304(a)(1)(iv) of Regulation S-K.

Response:

The Form 8-K/A has been revised to all the information required by Item 403(a)(1)(iv) of Regulation S-K.

3.

We also note your disclosure regarding whether there were any other disagreements with the former accountants.  However, the disclosure should state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.  Revise to include the proper periods.

Response:

Item 4.01(d) has been revised to reflect our two most recent fiscal years and the subsequent interim period through the date of our former accountant’s resignation.

4.

We note your disclosure that your interim financial statements for the three months ending September 30, 2005 were filed without being reviewed by an independent public accountant that is registered with The Public Company Accounting Oversight Board (PCAOB).  Tell us how you intend to comply with Item 310 of Regulation S-B to include financial statements reviewed by an independent public accountant using professional standards and procedures for conducting such reviews.

Response:

Item 4.01(f) has been revised to state that our new accountants have reviewed the September 30, 2005 financial statements using professional standards and procedures.

5.

Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

Richard Ferguson

CoConnect, Inc.

November 3, 2006

Response:

A letter from our former accountants has been attached to the Amended Form 8-K/A indicating that they agree with our revised disclosures.

General

Noted.

We acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in this matter. Please do not hesitate to contact me if you need any additional information.

Sincerely,

/s/ Richard Ferguson

Richard Ferguson

President

Encl.